[LETTERHEAD]

December 8, 2009

Securities and Exchange Commission
Washington, D.C. 20549
Attn.: Larry Spirgel, Assistant Director

Re:	ANV Security Group, Inc.
Registration Statement on Form 10-12G
Filed October 20, 2009, as amended November 25, 2009
File Number 000-53802

Ladies and Gentlemen:

This letter accompanies Amendment Number Two to the above captioned registration statement and is written to assist the staff in its review.  The amendment represents an updating of the material previously filed, the correction of certain errors and omissions as well as a response to staff comments.  The numbered paragraphs below correspond to the numbered paragraphs in the staff’s letter dated December 4, 2009.

1.	We have conformed the file number references to the number 000-53802.
2.	The requested revision has been made to conform all dollar amounts to the financial statements.
3.	The requested revision has been made to conform all dollar amounts to the financial statements.
4.
All of the letters of intent that the issuer entered into except for one dated November 12, 2009, have expired.  We have added additional disclosures with respect to this letter of intent in response to the comment.

Please feel free to contact me should you require any further information.

Very truly yours,
/s/ Frank J. Hariton

Frank J. Hariton